Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e- mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. In addition, information regarding the interests of Ocean’s directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 25, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

devon







Devon Energy Corporation
March 2003

A POWERHOUSE NORTH AMERICAN INDEPENDENT

Safe Harbor

Information provided in this presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, targets, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's and Ocean's actual results to differ materially from the estimates contained herein, refer to previously filed public documents.

1997 U.S. Independents


(Enterprise Value, US$ Billions)
14
12
10
8
6
4
2
0
Unocal
Burlington
UPR
Pioneer
Apache
Anadarko
Vastar
EOG
Oryx
Kerr-McGee
Noble
Louisiana Land
Union Texas
Seagull
Triton
Ocean
Pogo
Vintage
Enserch
Parker & Parsley
Mitchell
Devon
United Meridian
Louis Dreyfus
Chesapeake
Monterey Res.
Newfield
Flores & Rucks
Barrett
Nuevo
XTO
Forcenergy
Santa Fe
Forest
Cabot
Snyder
Lomak

Note: Enterprise value calculated as sum of market value of outstanding common stock plus book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital.

2003 U.S. Independents



(Enterprise Value, $ Billions)
Growth over 1997 base
Acquired/merged
Contraction from 1997 base
22
20
18
16
14
12
10
8
6
4
2
0
Unocal
Burlington
UPR
Pioneer
Apache Proforma
Anadarko
Vastar
EOG
Oryx
Kerr-McGee
Noble
Louisiana Land
Union Texas
Seagull
Triton
Ocean
Pogo
Vintage
Enserch
Parker & Parsley
Mitchell
Devon Pro Forma
United Meridian
Louis Dreyfus
Chesapeake
Monterey Res.
Newfield
Flores & Rucks
Barrett
Nuevo
XTO
Forcenergy
Santa Fe
Forest
Cabot
Snyder
Lomak

Note: Enterprise value calculated as sum of market value of outstanding common stock as of 2/26/03 plus, most recently available book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. Devon is pro forma for the Ocean Energy merger.

1997 Canadian Independents


(Enterprise Value, US$ Billions)
0
1
2
3
4
5
PanCanadian
Talisman
Renaissance
Gulf Canada
Alberta Energy
Canadian Natural
Nexen
Norcen
Anderson
Poco
Crestar
Wascana
Ranger
Tarragon
Stampeder
Rigel
Chauvco
Amber
Numac
Penn West
ELAN
Northstar
Morrison
Tri Link
Berkley
Rio Alto
Pinnacle
Paramount
Encal
Ulster
Cabre
Northrock
Remington
Blue Range
Newport
Beau
CS Resources
Barrington
Cimarron
Summit
Genesis

Note: Enterprise value calculated as sum of market value of outstanding common stock plus book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital.

2003 Canadian Independents



(Enterprise Value, US$ Billions)
Growth over 1997 base
Acquired/merged
21
18
15
12
9
6
3
0
PanCanadian
Talisman
Renaissance
Gulf Canada
Alberta Energy/EnCana
Canadian Natural
Nexen
Norcen
Anderson
Poco
Crestar
Wascana
Ranger
Tarragon
Stampeder
Rigel
Chauvco
Amber
Numac
Penn West
ELAN
Northstar
Morrison
Tri Link
Berkley
Rio Alto
Pinnacle
Paramount
Encal
Ulster
Cabre
Northrock
Remington
Blue Range
Newport
Beau
CS Resources
Barrington
Cimarron
Summit
Genesis

Note: Enterprise value calculated as sum of market value of outstanding common stock as of 2/26/03 plus, most recently available book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital.

devon

Mergers & Acquisitions

Mitchell Energy
$3.5 billion
2002

PENNZENERGY
$2.6 billion
1999

ANDERSON EXPLORATION LTD.
$4.6 billion
2001

NORTHSTAR ENERGY
$759 million
1998

Santa Fe Snyder
$3.5 billion
2000

KERR-MCGEE CORPORATION
North American Onshore Assets
$254 million
1996

Recognized Internationally

STANDARD &POOR'S 500

Member of
S&P 500 Index

Named to
Fortune 500


THE TOP 500 COMPANIES IN AMERICA
Forbes
America's Largest Corporations
FORTUNE
2002
5
HUNDRED

Listed among Forbes Magazine's Top 500 Companies

devon

For Immediate Release…

February 24, 2003 – Devon Energy & Ocean Energy to merge creating the largest U.S. independent oil and gas company.

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The Combined Company

Proved reserves:	≈ 2.2 Billion BOE
Current production:	653,000 BOED
Enterprise value:	≈ $20.5 Billion
Production profile:	90% North American
Production mix:	63% gas / 37% liquids
Reserves/production ratio:	9+ years

Note: Production based on fourth quarter 2002 reported results. BOE represents barrels of oil equivalent. BOED represents barrels of oil equivalent per day.

Top North American Independents


(Enterprise Value, $ Billions)
EOG Resources
Canadian Natural
Talisman
Kerr-McGee
Unocal
Apache Pro Forma
Burlington
Anadarko
EnCana
Devon Pro Forma
0
2
4
6
8
10
12
14
16
18
20

Note: Based on most recently available data. Closing stock prices as of February 26, 2003. Devon is pro forma for the Ocean Energy merger.

Dominant in North American Gas


Devon Among Independents
(BCFD)
2.423
2.418
1.746
1.682
1.116
ECA
Devon Pro Forma
BR
APC
CNQ


Devon Among the Majors
(BCFD)
4.138
3.251
2.418
2.341
2.179
BP
XOM
Devon Pro Forma
CVX
RD

Note: Production based on most recently available data and pro forma for merger of Devon and Ocean.
Assumes 20% royalty rate for EnCana and Canadian Natural. BCFD represents billion cubic feet per day.

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Larger Than You Might Think …



(Enterprise Value, US$ Billions)
Apple Computers
Dillards
Black & Decker
Goodyear Tire Company
Marriott Hotels
Nike
Yahoo! Inc.
Eastman Kodak Company
Georgia-Pacific Corporation
Delta Air Lines
Devon Energy Pro Forma
John Deere & Company
0
2
4
6
8
10
12
14
16
18
20
22

Note: Enterprise value calculated as sum of market value of outstanding common stock as of 2/26/03 plus, most recently available book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. Devon is pro forma for the Ocean Energy merger.

Top Oklahoma Companies



Devon Energy Pro Forma
Williams Company
Kerr-McGee Corporation
Bank of Oklahoma
ONEOK
OG&E Energy Corp.
Chesapeake Energy Corporation
Six Flags Theme Parks
Dollar Rent-A-Car
Vintage Petroleum
Helmerich & Payne, Inc.
Sonic
(Enterprise Value, US$ Billions)
0
3
6
9
12
15
18
21

Note: Enterprise value calculated as sum of market value of outstanding common stock as of 2/26/03 plus, most recently available book value of long-term debt, preferred stock, certain other long-term liabilities less net working capital. Devon is pro forma for the Ocean Energy merger.

North American E&P Focus



Canada
Rocky Mountains
Mid-Continent
Permian
Gulf of Mexico/Gulf Coast
Liquids
31%
Gas
69%
N.A. Pro Forma Production: 587 MBOED

U.S. Onshore Operations


Second-Largest Independent Gas Producer – Wyoming
Second-Largest Independent Gas Producer – New Mexico
Largest Gas Producer – Texas

Note: Pro forma for the merger of Devon and Ocean.

Wyoming



Gulf of Mexico

Fifth-Largest Operator – Gulf of Mexico



Note: Pro forma for the merger of Devon and Ocean.

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Gulf of Mexico



Post Merger

- Interests in more than 500 deepwater Gulf of Mexico blocks
- Largest independent deepwater Gulf leaseholder

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Gulf of Mexico


9
25
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E.I. BLK. 156-A
DEVON
E.I. 156-A
OCS-G-16353

Canada


McKenzie Delta
Yukon
NW Territory
British Columbia
Foothills
Alberta
Saskatchewan

Third-Largest Independent Gas Producer – Canada

Canadian Winter Drilling



International



Houston
South Atlantic Margin
Deep Water Exploration
Ghana
Gabon
Congo
Rio de Janeiro,
Brazil
ACG Project
Development
Baku,
Azerbaijan
Shekou,
China
Panyu Project
Exploration and
Development
Focus Area
Offices

devon

Azerbaijan


MOLDOVA
UKRAINE
KAZAKHSTAN
ROMANIA
Tengiz
RUSSIA
UZBEKISTAN
Novorossiysk
BULGARIA
Black Sea
Supsa
ALBANIA
GREECE
Baku
TURKMENISTAN
AZERBAIJAN
ARMENIA
TURKEY
Caspian Sea
IRAN
Ceyhan
Mediterranean Sea
CYPRUS
SYRIA
Northern Route
Western Route
MEP (Proposed)
CPC Route

devon

Azerbaijan

Residents of the children's hospital in Baku performing for Devon employees.






devon
devon
devon

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Employment Centers

Calgary, Alberta:
- 700 employees

Oklahoma City:
- 700 employees
- Corporate Headquarters

Houston & The Woodlands:
- 600 employees

Field Offices:
- 1,500 employees

Worldwide Employees:
- 3,500 employees



Calgary, Alberta
Oklahoma City
Houston
The Woodlands

Total Employment Growth



Seven-Year Total Employment Growth
Other Offices
Oklahoma City
213
307
325
756
1,370
1,750
3,500
1996
1997
1998
1999
2000
2001
2002

Oklahoma Employment Growth



166
191
208
227
396
490
700
1996
1997
1998
1999
2000
2001
2002

devon







United Way

Relative Price Performance



Devon vs. Indices
September 1988 – March 2003
1,200%
900%
600%
300%
%
Sep-88
Sep-89
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Dow Jones Ind
S&P 500
Nasdaq
Devon

devon

Investor Notice

Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

devon







Thank you

A POWERHOUSE NORTH AMERICAN INDEPENDENT